SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 2, 2004, MD&A for the first quarter ended December 31, 2003 and the Financial Statement for the period ending December 31, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

The following are filed herewith and incorporated herein:

Exhibit Number	Description
99.1	Management's Discussion and Analysis of Financial Position and Results of Operations for the first quarter ended December 31, 2003 and Quarterly financial statement for the period ending December 31, 2003.

FOR IMMEDIATE RELEASE

CGI Reports Strong Growth in First Quarter Fiscal 2004
Revenue up 18.9% year-over-year
Net earnings from continuing operations up 33.7% year-over-year

Montreal, February 2, 2004 – CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of end-to-end information technology and business processing outsourcing services, today reported unaudited results for its first quarter ended December 31, 2003. All figures are in Canadian dollars unless otherwise indicated.

First Quarter Fiscal 2004 Highlights

•	Revenue of $700.5 million was 18.9% higher than in the first quarter of fiscal 2003.
•	Net earnings from continuing operations increased 33.7% to $49.5 million compared with net earnings reported in last year’s first quarter.
•	The net earnings margin from continuing operations increased to 7.1% from 6.3% in the comparable quarter of last year.
•	Basic and diluted earnings per share of $0.12 were up over basic and diluted earnings per share of $0.10 reported in last year’s first quarter.
•	The EBIT margin increased to 11.5%, from 10.3% the previous year.
•	Cash flow from continuing operating activities was $94.0 million. Strong cash flow in the quarter allowed the Company to pay down $30.0 million of its credit facilities.
•	The backlog of signed contracts at December 31, 2003 was $12.2 billion with a weighted average remaining contract term of 8.1 years.
•	The current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains robust at $5 billion.

In millions of CDN$ except margin and share data amounts	3 months ended December 31
	2003	2002
Revenue	$700.5	$589.0
Net earnings from continuing operations	$49.5	$37.0
Margin	7.1%	6.3%

Basic and diluted earnings per share	$0.12	$0.10

Cash provided by continuing operating activities	$94.0	$30.1

Order backlog	$12,200	$10,700

“We are very pleased to report strong year-over-year revenue growth and improvement in our net income margin,” said Serge Godin, Chairman and CEO. “We expect this quarter’s sequential revenue growth and the momentum of our organic growth initiatives to continue. The continued improvement in net earnings and the net earnings margin, as well as strong cash flow, reflect CGI’s disciplined approach to managing costs, based on our well defined operational and management ratios. We remain focused on being one of the industry’s top performing companies.”

First Quarter Results (See also: Q1 MD&A filed with Sedar & Edgar and available at www.cgi.com)

Revenue for the first quarter ended December 31, 2003 increased 18.9% to $700.5 million, from $589.0 million in the same quarter last year, and was up 0.9% sequentially over fourth quarter revenue of $694.2 million. Year-over-year organic revenue growth, excluding the impact of currency fluctuation, was 1.2%.

In the first quarter, revenue from long-term outsourcing contracts represented 72% of the Company’s total revenue, including 19% from business processing services, while project oriented consulting and systems integration work represented 28%. Geographically, clients in Canada represented 79% of revenue; clients in the US represented 17%; and all other regions, 4%. Revenue from clients in the financial services sector represented 42% of revenue; while utilities and telecom revenue represented 24%; government and healthcare clients, 14%, retail and distribution clients, 12%; and manufacturing, 8%.

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”) was $80.2 million in the first quarter, up 32.1% over last year’s first quarter EBIT of $60.7 million, and down 1.1% over fourth quarter EBIT of $81.1 million. The EBIT margin was 11.5% for the quarter, compared with 10.3% in last year’s first quarter and 11.7% in the fourth quarter.

Net earnings from continuing operations in the first quarter increased 33.7% to $49.5 million, compared with net earnings from continuing operations of $37.0 million in the same period of 2002, and increased 3.1% from comparable net earnings of $48.0 million in the fourth quarter. The net earnings margin from continuing operations improved to 7.1% in the first quarter, compared with 6.3% last year and 6.9% in the fourth quarter. Basic and diluted earnings per share were $0.12 in the first quarter, against basic and diluted earnings per share of $0.10 in last year’s first quarter and $0.12 in the fourth quarter. The year-over-year increase in net earnings and the improvement in the net earnings margin were a result of general performance efficiencies, additional synergies realized from acquisitions and a slight decrease in the corporate tax rate.

Strong cash flow from continuing operating activities of $94.0 million allowed the Company to pay down $30.0 million of its credit facilities during the quarter. CGI maintains a strong balance sheet. At December 31, 2003, cash and cash equivalents were $96.5 million and the total credit facility available amounted to $344.4 million. Days sales outstanding (DSOs) were 45 days at December 31, 2003 and the long-term debt-to-equity ratio was 11.7%.

First Quarter Operating Highlights

CGI’s growth prospects and solid backlog were further improved during the quarter as a result of various investments and operational initiatives. In the quarter, CGI:

•	Announced contract bookings that included new contracts, extensions and renewals of $656.1 million.
•	Completed the acquisition of Boston-based Apex Consulting Group Inc. (Apex) with revenues of US$4.0 million. Apex is a business services, systems integration and consulting company with a focus on business process improvement and new technologies.
•	Signed a 10-year, multi-million pound contract to implement its leading insurance administration system, GIOS (Global Insurance Open Solution), with FirstAssist, a major player within the UK healthcare and assistance markets.
•	Signed a 10-year IT outsourcing contract valued at US$41 million with South Carolina-based health and life insurer, Kanawha Insurance Company.
•	Signed a 10-year end-to-end IT outsourcing contract valued at US$113 million with Alcan Inc.‘s Rolled Products North America division based in Cleveland, Ohio. CGI will be responsible for all IT operations – everything from desktop support, server management and applications development and maintenance.
•	Closed a ten-year, end-to-end IT outsourcing contract valued at US$167 million with Robert Plan Corporation (RPC), a Long Island, New York-based insurance firm.

Guidance and Outlook

As stated in October, CGI expects revenue and earnings per share to grow between 8% and 17% in fiscal 2004. This guidance is based on information known today about market conditions and demand for its services and excludes the impact of any acquisition or large outsourcing contract contributing more than $100 million per year in revenue or the impact of significant foreign currency fluctuations.

Mr. Godin added, “Organic growth initiatives resulted in first quarter contract bookings with Kanawha, Alcan and Robert Plan, among others. The full impact of this new revenue, and the final transition of additional IT contracts to CGI from Canada Post, will have a positive impact on revenue growth beginning in the second quarter. We are confident about our outlook, based on improving market conditions and the continued momentum of our disciplined growth strategy, for both revenue and net income.”

Quarterly Conference Call

A conference call for the investment community will be held today, February 2, at 9:30 am (ET). Participants may access the call by dialing 888-575-8230 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Annual General Meeting

Also today, CGI will host its fiscal 2003 Annual General Meeting at the Fairmont Queen Elizabeth Hotel in Montreal at 11:00 am (ET). For those who are unable to attend in person, the Company will simultaneously webcast the meeting and management presentation in a live video format from its website at www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

 CGI Investor Relations
Julie Creed
Vice-president, investor relations
(312) 201-4803or (514) 841-3418

Ronald White
Director, investor relations
(514) 841-3230

CGI Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: February 2, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary